Exhibit 99.1

Le Gaga Announces Share Repurchase Program

HONG KONG, September 27, 2011 – Le Gaga Holdings Limited (“Le Gaga” or the “Company”) (NASDAQ: GAGA), one of the largest greenhouse vegetable producers in China as measured by the area of greenhouse coverage and one of the fastest growing major vegetable producers in China, today announces that its Board of Directors has authorized a program to repurchase Le Gaga American Depositary Shares, each representing 50 ordinary shares. The Board approved the repurchase of up to US$10 million of Le Gaga ADSs over a period of six months or such other date, which ever is earlier, when the repurchase program is revoked or varied by the Board of Directors.

The size, scope and timing of any purchases under the repurchase program will be based on business, market and other conditions and factors, including price, regulatory and contractual requirements or consents, and capital availability. The share repurchase program is intended to be implemented through purchases made from time to time using a variety of methods, which may include open market purchases, privately negotiated transactions, or by any combination of such methods, in compliance with applicable insider trading and other securities laws and regulations. This plan does not obligate Le Gaga to acquire any particular number of ADSs. The plan may be suspended, modified or discontinued at any time at Le Gaga’s discretion without prior notice.

Mr. Shing Yung Ma, Le Gaga’s Chairman and CEO, commented, “The authorization of the share repurchase program demonstrates our confidence in the long-term prospects of our company and our ability to execute our greenhouse vegetable production strategy, as well as our dedication to return value to shareholders. We believe that this plan represents a prudent use of capital and will not affect the execution of our expansion plans.”

About Le Gaga Holdings Limited (NASDAQ: GAGA)

Le Gaga is one of the largest greenhouse vegetable producers in China as measured by the area of greenhouse coverage and one of the fastest growing major vegetable producers in China. The Company sells and markets over 100 varieties of vegetables to wholesalers, institutional customers and supermarkets in China and Hong Kong with a trusted brand among customers. The Company supplies vegetables to supermarkets, such as Walmart in China and Wellcome, ParknShop and Vanguard in Hong Kong.

The Company currently operates farms in the Chinese provinces of Fujian, Guangdong and Hebei. The Company produces and sells high quality vegetables all-year-round leveraging its large-scale greenhouses, proprietary horticultural know-how and comprehensive database.

For further information, please contact:

PR China

Jane Liu

Tel: (852) 2522 1838

Email: jliu@prchina.com.hk

Henry Chik

Tel: (852) 2522 1368

Email: hchik@prchina.com.hk